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SEC 1344     Persons who potentially are to respond to the collection of
(10-2002)    information contained in this form are not required to respond
Previous     unless the form displays a currently valid OMB control number.
versions
obsolete
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           UNITED STATES                               OMB APPROVAL
 SECURITIES AND EXCHANGE COMMISSION
       Washington, D.C. 20549                     OMB Number: 3235-0058

            FORM 12b-25                           Expires: January 31, 2005

    NOTIFICATION OF LATE FILING                   Estimated average burden
                                                  hours per response....2.50



                                                       SEC FILE NUMBER
                                                           0-10560

                                                        CUSIP NUMBER
                                                         126431 10 5



(Check One):  [X] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended:  fiscal year ended December 31, 2002
                   -----------------------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A
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PART I - REGISTRANT INFORMATION

CTI GROUP (HOLDINGS) INC.
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Full Name of Registrant:

N/A
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Former Name if Applicable:



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333 North Alabama Street, Suite 240
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Address of Principal Executive Office (Street and Number)

Indianapolis, IN  46204
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City, State and Zip Code


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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report, or portion thereof, could not be filed within the prescribed time period.

         The Form 10-KSB for the fiscal year ended December 31, 2002 for CTI Group (Holdings) Inc. (the "Company") could not be filed within the prescribed period because the Company was unable to complete certain information key to filing a timely and accurate report on the financial condition of the Company. Such inability could not have been eliminated by the Company without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


   Manfred Hanuschek               (317)                      262-4666
------------------------- ------------------------ -----------------------------
         (Name)                 (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s). [X] Yes   [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
[X] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company believes it will reflect an approximate decline in total revenue from approximately $28 million in 2001 to $12 million in 2002 since no patent license fee revenue was recognized for 2002 compared to approximately $14 million in 2001 recognized in connection with patent enforcement activities. The Company believes it will also reflect a decline in total costs and expenses of approximately $37 million in 2001 to $20 million in 2002. The decline is primarily attributable to a reduction in impairment charges of approximately $14 million in 2001 compared to $2 million in 2002.



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                            CTI GROUP (HOLDINGS) INC.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 2003                       By   /s/ Manfred Hanuschek
                                               --------------------------------
                                               Name: Manfred Hanuschek
                                               Title:   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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